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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                         Pharmaceutical Resources, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    717125108
                                    ---------
                                 (CUSIP Number)

                               September 21, 2001
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------                                           -----------------
CUSIP No.  717125108                    13G                    Page 2 of 6 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Larry N. Feinberg
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            50,000
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,460,500
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 50,000

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,460,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,510,500
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a):          Name of Issuer:
---------           ---------------

     The name of the issuer is Pharmaceutical Resources, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           ------------------------------------------------

     The Company's principal executive office is located at One Ram Ridge Road, Spring Valley, New York 10977.

Item 2(a):          Name of Person Filing:
---------           ----------------------

     This Schedule 13G ("Schedule 13G") with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by Mr. Larry Feinberg ("Mr. Feinberg" or, the "Reporting Person"). The shares of Common Stock beneficially owned by Mr. Feinberg are held directly by Mr. Feinberg (50,000 shares), Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners") (881,200 shares), Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional") (231,400 shares), SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle") (99,000 shares) and Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore") (248,900 shares). Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), serves as the general partner of Oracle Partners and Oracle Institutional. Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), serves as investment manager to and has investment discretion over the securities held by SAM Oracle and Oracle Offshore. Mr. Feinberg serves as the senior managing member of Oracle Associates and is the sole shareholder and president of the Investment Manager. By virtue of such positions, Mr. Feinberg may be deemed to beneficially own the shares of Common Stock held directly by Oracle Partners, Oracle Institutional Partners, SAM Oracle and Oracle Offshore.

Item 2(b):          Address of Principal Business Office or, if None,
---------           -------------------------------------------------
                    Residence:
                    ----------

     The address of the principal business office of the Reporting Person is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2(c):          Citizenship:
---------           ------------

     Mr. Feinberg is a citizen of the United States of America.

Item 2(d):          Title of Class of Securities:
----------          -----------------------------

     Common Stock, $0.01 par value ("Common Stock")

Item 2(e):          CUSIP Number:
---------           -------------

     717125108

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Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

     (a)  [ ] Broker or dealer registered under Section 15 of the Act,

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

     (e)  [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

     (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
              (b)(1)(ii)(F),

     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box: [x]

Item 4:             Ownership:
------              ----------

     The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 30,526,151 shares of Common Stock issued and outstanding as of August 8, 2001, as reflected in the Company's Form 10-Q for the period ended June 30, 2001. This Schedule 13G is being filed to report that Mr. Feinberg, by virtue of his holdings and his positions with Oracle Associates and the Investment Manager, held in excess of 5% of the total outstanding shares of Common Stock on the dates of September 21, 2001 through September 24, 2001. Sales of Common Stock on September 24, 2001 lowered Mr. Feinberg's ownership percentage below this 5% threshold and the current holdings by Mr. Feinberg are below 5%. Mr. Feinberg's holdings are as follows:

     (a) Amount beneficially owned: 1,510,500

     (b) Percent of class: 4.9%

     (c) Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote: 50,000

          (ii)   Shared power to vote or direct the vote: 1,460,500

          (iii)  Sole power to dispose or direct the disposition: 50,000

          (iv)   Shared power to dispose or direct the disposition: 1,460,500

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Item 5:             Ownership of Five Percent or Less of a Class:
------              ---------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities reported in this Schedule 13G. The Reporting Person does not hold more than five percent of the class of securities reported herein.

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ----------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              -------------------------------

     Not applicable.

Item 10:            Certification:
-------             --------------

     The Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 1, 2001

                                        /s/ Larry N. Feinberg
                                        ------------------------------
                                        Larry N. Feinberg